UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
 a

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

SANCHEZ MIDSTREAM PARTNERS LP
 (Name of Issuer)

COMMON UNITS
 (Title of Class of Securities)

79971C201
 (CUSIP Number)

Adrienne Saunders
General Counsel
c/o Stonepeak Infrastructure Partners
 55 Hudson Yards
550 W. 34th St., 48th Floor
New York, NY 10001
212-907-5100
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2021
(Date of Event which Requires Filing of this Statement)

If the filing persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
SP COMMON EQUITY SUBSIDIARY LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,650,439 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,650,439 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,650,439 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.	This amount includes 140,647 Common Units that are subject to vesting.

1	NAMES OF REPORTING PERSONS
STONEPEAK CATARINA HOLDINGS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
45,947,272 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
45,947,272 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,947,272 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
75.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes 140,647 Common Units that are subject to vesting.
2.	This amount includes approximately 6,183,182 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

1	NAMES OF REPORTING PERSONS
STONEPEAK TEXAS MIDSTREAM HOLDCO LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
45,947,272 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
45,947,272 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,947,272 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
75.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes 140,647 Common Units that are subject to vesting.
2.	This amount includes approximately 6,183,182 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

1	NAMES OF REPORTING PERSONS
STONEPEAK CATARINA UPPER HOLDINGS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
45,947,272 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
45,947,272 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,947,272 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
75.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes 140,647 Common Units that are subject to vesting.
2.	This amount includes approximately 6,183,182 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

1	NAMES OF REPORTING PERSONS
STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
45,947,272 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
45,947,272 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,947,272 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
75.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

1.	This amount includes 140,647 Common Units that are subject to vesting.
2.	This amount includes approximately 6,183,182 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

1	NAMES OF REPORTING PERSONS
STONEPEAK ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
45,947,272 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
45,947,272 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,947,272 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
75.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes 140,647 Common Units that are subject to vesting.
2.	This amount includes approximately 6,183,182 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

1	NAMES OF REPORTING PERSONS
STONEPEAK GP HOLDINGS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
45,947,272 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
45,947,272 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,947,272 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
75.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

1.	This amount includes 140,647 Common Units that are subject to vesting.
2.	This amount includes approximately 6,183,182 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

1	NAMES OF REPORTING PERSONS
STONEPEAK GP INVESTORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
45,947,272 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
45,947,272 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,947,272 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
75.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes 140,647 Common Units that are subject to vesting.
2.	This amount includes approximately 6,183,182 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

1	NAMES OF REPORTING PERSONS
STONEPEAK GP INVESTORS MANAGER LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
45,947,272 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
45,947,272 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,947,272 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
75.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes 140,647 Common Units that are subject to vesting.
2.	This amount includes approximately 6,183,182 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

1	NAMES OF REPORTING PERSONS
MICHAEL DORRELL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
45,947,272 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
45,947,272 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,947,272 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
75.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.	This amount includes 140,647 Common Units that are subject to vesting.
2.	This amount includes approximately 6,183,182 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

Item 1.	Security and Issuer
Item 1 of the Schedule 13D is hereby amended by adding the following:
This Amendment No. 10 to Schedule 13D (“Amendment No. 10”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Common Units (the “Common Units”) of Sanchez Midstream Partners LP (the “Issuer” or the “Partnership”) that the Reporting Persons are deemed to beneficially own. The Issuer’s principal executive offices are located at 1360 Post Oak Blvd, Suite 2400, Houston, TX, 77056. This Amendment No. 10 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2015, as amended by Amendment No. 1, filed with the SEC on January 27, 2017, Amendment No. 2, filed with the SEC on February 22, 2017, Amendment No. 3, filed with the SEC on May 31, 2017, Amendment No. 4 filed with the SEC on February 4, 2019, Amendment No. 5, filed with the SEC on August 6, 2019, Amendment No. 6, filed with the SEC on September 4, 2020, Amendment No. 7, filed with the SEC on September 9, 2020, Amendment No. 8, filed with the SEC on October 5, 2020, and Amendment No. 9, filed with the SEC on November 18, 2020 (collectively the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 10 have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c, f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) SP Common Equity Subsidiary LLC, a Delaware limited liability company (“SPCE Sub”), (ii) Stonepeak Catarina Holdings LLC, a Delaware limited liability company (“Stonepeak Catarina”); (iii) Stonepeak Texas Midstream Holdco LLC, a Delaware limited liability company; (iv) Stonepeak Catarina Upper Holdings LLC, a Delaware limited liability company; (v) Stonepeak Infrastructure Fund (Orion AIV) LP, a Delaware limited partnership; (vi) Stonepeak Associates LLC, a Delaware limited liability company; (vii) Stonepeak GP Holdings LP, a Delaware limited partnership; (viii) Stonepeak GP Investors LLC, a Delaware limited liability company; (ix) Stonepeak GP Investors Manager LLC, a Delaware limited liability company; and (x) Michael Dorrell (“Mr. Dorrell”), a citizen of the United States of America (each of (ii) through (x), collectively, the “Catarina Reporting Persons”).

This Schedule 13D relates to Common Units held directly by SPCE Sub and Common Units, Class C Preferred Units and a Warrant to acquire Common Units held directly by Stonepeak Catarina.

SPCE Sub is an entity formed to hold Common Units. Stonepeak Catarina is the sole member of SPCE Sub. Stonepeak Texas Midstream Holdco LLC is the managing member of Stonepeak Catarina Holdings LLC. Stonepeak Catarina Upper Holdings LLC is the majority owner member of Stonepeak Texas Midstream Holdco LLC. Stonepeak Infrastructure Fund (Orion AIV) LP is the managing member of Stonepeak Catarina Upper Holdings LLC. Stonepeak Associates LLC is the managing member of Stonepeak Texas Midstream Holdco LLC and the general partner of Stonepeak Infrastructure Fund (Orion AIV) LP. Stonepeak GP Holdings LP is the sole member of Stonepeak Associates LLC. Stonepeak GP Investors LLC is the general partner of Stonepeak GP Holdings LP. Stonepeak GP Investors Manager LLC is the managing member of Stonepeak GP Investors LLC. Mr. Vichie no longer has any control as a managing member of Stonepeak GP Investors Manager LLC. Mr. Dorrell serves as the sole controlling managing member of Stonepeak GP Investors Manager LLC.

The address of the principal office for each of the Reporting Persons is 55 Hudson Yards, 550 W. 34th St., 48th Floor, New York, NY 10001.

  (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

As of January 28, 2021, there were no further conditions to the payment of the third quarter 2020 distribution of the Class C Preferred Units. On February 1, 2021, the Issuer paid Stonepeak Catarina Holdings LLC ("Stonepeak Catarina") the third quarter 2020 distribution of the Class C Preferred Units in the form of 22,274,869 Common Units after satisfaction of the Issuance Conditions set forth in Amendment No. 9. In addition, on January 28, 2021, Stonepeak Catarina provided its notice of election to receive the fourth quarter 2020 distribution on the Class C Preferred Units in the form of 12,445,491 Common Units potentially within 60 days of satisfaction of the Issuance Conditions set forth in Amendment No. 9.

Item 5.	Interest in Securities of the Issuer

Item 5(a) – (c) of the Schedule 13D is hereby amended by adding the following:

(a) As of the date hereof, each of the Catarina Reporting Persons may be deemed the beneficial owner of 45,947,272 Common Units, which amount represents approximately 75.5% of the outstanding Common Units. This amount includes: (i) 35,113,651 Common Units held directly by Stonepeak Catarina; (ii) approximately  6,183,182 Common Units that the Catarina Reporting Persons currently have the right to acquire upon exercise of the Warrant held directly by Stonepeak Catarina; and (iii) 4,650,439 Common Units held directly by SPCE Sub (including 140,647 Common Units that are subject to vesting). As of the date hereof, SPCE Sub may be deemed the beneficial owner of 4,650,439 Common Units, which amount represents approximately 7.6% of the outstanding Common Units.

The foregoing beneficial ownership percentages are based on the approximately 54,674,240 Common Units outstanding as reported by the Issuer, plus, for purposes of calculating the Catarina Reporting Persons’ beneficial ownership pursuant to Rule 13d-3(d)(1)(i) under the Act, the approximately 6,183,182 Common Units currently issuable upon exercise of the Warrant for approximately 60,857,422 Common Units outstanding.

(b) The Catarina Reporting Persons have shared voting power and shared dispositive power with regard to the 35,113,651 Common Units held directly by Stonepeak Catarina and the approximately 6,183,182 Common Units that the Catarina Reporting Persons currently have the right to acquire upon exercise of the Warrant held directly by Stonepeak Catarina. The Reporting Persons have shared voting power and shared dispositive power with regard to the 4,650,439 Common Units held directly by SPCE Sub.

(c) The response to Item 4 of this Amendment No. 10 is incorporated by reference herein.  Except as set forth in the Schedule 13D, there were no transactions in Common Units by the Reporting Persons since the most recent filing of Schedule 13D by the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SP COMMON EQUITY SUBSIDIARY LLC

By:  STONEPEAK CATARINA HOLDINGS LLC, its sole member
By:  STONEPEAK TEXAS MIDSTREAM HOLDCO LLC, its managing member
By:  STONEPEAK ASSOCIATES LLC, its managing member
By:  STONEPEAK GP HOLDINGS LP, its sole member
By:  STONEPEAK GP INVESTORS LLC, its general partner
By:  STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK CATARINA HOLDINGS LLC

By:  STONEPEAK TEXAS MIDSTREAM HOLDCO LLC, its managing member
By:  STONEPEAK ASSOCIATES LLC, its managing member
By:  STONEPEAK GP HOLDINGS LP, its sole member
By:  STONEPEAK GP INVESTORS LLC, its general partner
By:  STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name:  Michael Dorrell
Title:  Managing Member

STONEPEAK TEXAS MIDSTREAM HOLDCO LLC

By:  STONEPEAK ASSOCIATES LLC, its managing member
By:  STONEPEAK GP HOLDINGS LP, its sole member
By:  STONEPEAK GP INVESTORS LLC, its general partner
By:  STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name:  Michael Dorrell
Title:  Managing Member

    STONEPEAK CATARINA UPPER HOLDINGS LLC

By:  STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By:  STONEPEAK ASSOCIATES LLC, its general partner
By:  STONEPEAK GP HOLDINGS LP, its sole member
By:  STONEPEAK GP INVESTORS LLC, its general partner
By:  STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name:  Michael Dorrell
Title:  Managing Member

STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP

By: STONEPEAK ASSOCIATES LLC, its general partner
By:  STONEPEAK GP HOLDINGS LP, its sole member
By:  STONEPEAK GP INVESTORS LLC, its general partner
By:  STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name:  Michael Dorrell
Title:  Managing Member

STONEPEAK ASSOCIATES LLC

By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name:  Michael Dorrell
Title:  Managing Member

STONEPEAK GP HOLDINGS LP

By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name:  Michael Dorrell
Title:  Managing Member

STONEPEAK GP INVESTORS LLC

By: STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name:  Michael Dorrell
Title:  Managing Member

STONEPEAK GP INVESTORS MANAGER LLC

By: /s/ Michael Dorrell
Name:  Michael Dorrell
Title:  Managing Member

February 1, 2021

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).